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[ERNST & YOUNG LOGO APPEARS HERE]


The Directors                                                       28 June 2001
Gentia Software PLC
Tuition House
St Georges Road
London
SW19 4EU



Dear Sirs

In accordance with section 392 of the Companies Act 1985, we write to notify you of our resignation as auditors of your company. This resignation takes effect from the time at which you receive this letter.

In accordance with section 394(1) of that Act, we confirm that there are no circumstances connected with our resignation which we consider should be brought to the attention of the members or creditors of the company.


Yours faithfully


/s/ Graham Smith

Graham Smith
Partner
for and on behalf of Ernst & Young